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                        July 22, 2021

       Christopher Mulgrew
       Chief Financial Officer
       Hawkeye Systems, Inc.
       6605 Abercorn, Suite 204
       Savannah, GA 31405

                                                        Re: Hawkeye Systems,
Inc.
                                                            Form 10-K for the
fiscal year ended June 30, 2020
                                                            File No. 333-227029

       Dear Mr. Mulgrew:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences